

October 20, 2023

Kwai Hoi Ma
Chief Executive Office
Real Messenger Corp
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

> **Re: Real Messenger Corp**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 10, 2023**
> **File No. 333-273102**

Dear Kwai Hoi Ma:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed October 10, 2023

Cover Page

1.   You disclose that Real Messenger shareholders will beneficially own 51.55% of PubCo's Ordinary Shares and will have 89.72% of the total voting power following completion of the Business Combination. It appears that these percentages, as well as all other percentages of ownership and voting power disclosed on the cover page, were not updated to factor in the additional 500,000 shares that will be issued upon conversion of the October 4, 2023 Private Placement Convertible Notes or the transfer of Sponsor shares related the Private Placement agreement. Please revise or explain.

Questions and Answers About the Business Combination and the Extraordinary General Meeting
What happens to the funds deposited in the Trust Account following the Business Combination, page 11

2.   We note your revised disclosures in response to prior comment 6. Please provide us with a reconciliation beginning with the balance in the Trust Account as of the most recent balance sheet date included in the filing to the current Trust Account balance as disclosed here and on page 14.

Risks Related to Nova Vision and the Business Combination
Nova Vision has identified material weaknesses in its internal control over financial reporting, page 53

3.   We note your revised disclosures in response to prior comment 10. This risk factor header addresses the fact that Nova Vision has identified material weaknesses in its internal control over financial reporting. The risk factor discussion, however, appears to focus on Nova Vision's disclosure controls and procedures. Please revise to also discuss the impact of the material weaknesses on Nova Vision's internal control over financial reporting.

Certain Projected Information of Real Messenger, page 93

4.   To the extent true, please prominently disclose that the revenue and other projections provided to the board were based on an assumed $150 million merger consideration and expected proceeds to be available to the company after consummation of the merger. Additionally, revise to highlight the current estimated merger consideration and expected proceeds as compared to the amount considered by the board in the initial report.

Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 134

5.   Your discussion of percentage ownerships following the Business Combination under both the no redemption and maximum redemption scenarios appears to exclude the percentage related to 200,000 Nova shares held by Shareholder. Please explain why or revise as necessary.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 139

6.   Your revised disclosure in response to comment 1 refers to an additional non-interest bearing, unsecured promissory note on September 6, 2023 for $69,763. Please tell us how the September note is reflected in the $1,320,025 aggregate principal balance of extension notes as well as in pro forma adjustment (1), as both did not change since your last filing.

7.   Your response to prior comment 16 indicates that you have currently finalized $4.5 million under the Private Placement. Please explain why pro forma adjustments (9) and (10) assume the receipt of the entire $5.0 million in proceeds from the Private Placement. Tell us the status of the remaining $500,000 funding and revise as necessary.

         Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Lawrence Venick